Contact

www.linkedin.com/in/kennethmerlo
(LinkedIn)

Top Skills

Public Speaking
Securities
Leadership

Kenneth Merlo

Counsel at Roberts & Ryan Investments Inc.
New York, New York, United States

Summary

Experienced President with a demonstrated history of working in the investment management industry. Skilled in Securities, Management, Finance, Public Speaking, and Manufacturing. Strong business development professional graduated from Brooklyn Law School.

Experience

Roberts & Ryan Investments Inc.

Counsel
August 2019 - Present (5 years 9 months)
New York, NY

Keleon Studios, LLC

Principal
April 2014 - Present (11 years 1 month)
1204 Broadway, 4th Floor New York, NY 10001

Enterntainment and Production Company - Music - Film - Radio - Television

Red Line Design, Inc.

President/Founder
October 2001 - Present (23 years 7 months)
575 Lexington Avenue, Suite 415 New York, NY 10022

Business Consulting Services including regulatory compliance, securities law, FINRA, contracts, transactional business, start-ups, fundraising, financing services

Eden Capital

CCO
October 2015 - April 2019 (3 years 7 months)
NYC

Chief Compliance Officer PE and Hedge Fund

Global Ventures LLC successor to Proceed Securities, LLC

CCO
October 2012 - November 2018 (6 years 2 months)
1204 Broadway, 4th Floor, New York, NY 10001

Securities Principal, Chief Compliance Officer

PEX Global, Inc.
Chief Compliance Officer
February 2011 - December 2015 (4 years 11 months)
575 Lexington Avenue, Suite 415, New York, NY 10022

Town Hall Capital, LLC
Chief Compliance Officer and General Counsel
January 2010 - April 2014 (4 years 4 months)

Juniper Capital
3 years

CCO
2008 - 2011 (3 years)

CCO
2008 - 2011 (3 years)

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Education

Brooklyn Law School
Juris Doctor (J.D.) · (1979 - 1982)

University of Florence, Florence Italy
Lauria Art History · (1975 - 1976)

Vassar College
Bachelor's Degree, Art History · (1972 - 1975)

The University of Chicago
 · (1971 - 1972)